                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __ )*

                                       ---


                             BRANDYWINE REALTY TRUST
       -------------------------------------------------------------------
                                (Name of Issuer)


              COMMON SHARES OF BENEFICIAL INTEREST, $.01 PAR VALUE
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   105368104
                         -------------------------------
                                 (CUSIP Number)

                       WOLF, BLOCK, SCHORR AND SOLIS-COHEN
                         Twelfth Floor Packard Building
                             Philadelphia, PA 19102
                      Attention: Jason M. Shargel, Esquire
                                 (215) 977-2216
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               November 14, 1996
                -------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 27 Pages

                                  SCHEDULE 13D

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   CUSIP NO. 105368104                                   Page 3 of 27 Pages
   -------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    COMMONWEALTH OF PENNSYLVANIA STATE
    EMPLOYEES' RETIREMENT SYSTEM
   -------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     OO and WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)       /  /

   -------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania
   -------------------------------------------------------------------------
                    7   SOLE VOTING POWER
      NUMBER OF
       SHARES                --
     BENEFICIALLY   --------------------------------------------------------
      OWNED BY      8   SHARED VOTING POWER
        EACH            943,987
     REPORTING      --------------------------------------------------------
       PERSON       9   SOLE DISPOSITIVE POWER
        WITH
                             --
                    --------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        943,987
   --------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     943,987

   --------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*      /   /
   --------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.1%
   -------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
   -------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the common shares of beneficial interest, par value $.01 per share (the "Common Shares") of the Brandywine Realty Trust, a Maryland real estate investment trust ("BRT"), with its principal executive offices at 16 Campus Boulevard, Newtown Square, Pennsylvania 19073.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement is being filed by:

                           (i) RAI Real Estate Advisers, Inc. ("RAI"), as voting
trustee of a voting trust executed by the Commonwealth of Pennsylvania State Employes' Retirement System ("SERS") as shareholder and RAI as voting trustee dated as of November 6, 1996 (the "Voting Trust"). RAI is a Pennsylvania corporation whose principal business is providing advisory services with respect to real estate investments. The address of its principal business and its principal office is 259 Radnor-Chester Road, Suite 200, Radnor, Pennsylvania 19087. The name, title, business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors and controlling persons of RAI are set forth in Exhibit A.

                           (ii) SERS which is an independent administrative
board of the Commonwealth of Pennsylvania. The address of SERS' principal business and its principal offices is 30 North Third Street, 5th Floor, Harrisburg, Pennsylvania 17101.

                  RAI, those individuals identified on Exhibit A and SERS are collectively referred to herein as the "Reporting Persons."

                  Within the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the Reporting Persons have been a party to an civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to a Contribution Agreement dated November 6, 1996, by and among, inter alia, BRT and RAI, as voting trustee of the Voting Trust (the "Contribution Agreement") in


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consideration for (i) the transfer to BRT of three properties owned by subsidiaries of SERS and (ii) the deposit by SERS of $1.4 million into an escrow account to be used for tenant improvements, leasing commissions and capital expenditures for the three transferred properties, BRT issued to the Voting Trust (x) 481,818 Series A Convertible Preferred Shares, par value $.01 per share (the "Preferred Shares") and (y) an immediately exercisable two-year warrant (the "Warrant") to purchase 400,000 Common Shares at $8.50 per share. Pursuant to the amendment to BRT's Declaration of Trust which authorized the Preferred Shares, each Preferred Share is convertible into ten Common Shares, subject to certain conversion limitations and adjustments under certain circumstances. BRT also agreed to make deferred payments aggregating $3.8 million which, at the option of BRT, may be (i) in cash, (ii) in Common Shares if BRT shall have consummated an underwritten primary public offering of Common Shares pursuant to a Registration Statement on Form S-11 which resulted in gross proceeds to BRT of at least $50 million (a "Secondary Offering"), or (iii) in Preferred Shares if a Secondary Offering has not occurred. In addition, the Voting Trust holds ten Common Shares.

                  In addition to the Contribution Agreement, on November 6, 1996, BRT and RAI, as voting trustee of the Voting Trust, entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") which provides for RAI, as voting trustee, to purchase an aggregate of $10.5 million of BRT's shares. If a Secondary Offering occurs on or prior to December 27, 1996, BRT shall issue to the Voting Trust the number of Common Shares equal to $10.5 million divided by the price per share to the public in the Secondary Offering. If a Secondary Offering is not consummated on or before December 27, 1996, BRT shall issue to the Voting Trust the number of Preferred Shares equal to $10.5 million divided by $5.50. The Securities Purchase Agreement provides for the closing to occur on the earlier of (i) as promptly as practicable after the closing of the Secondary Offering, or (ii) December 30, 1996.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Except for (i) the amendment to BRT's Declaration of Trust to authorize the Preferred Shares and (ii) the issuance of the Common Shares and Preferred Shares pursuant to the Contribution Agreement and the Securities Purchase Agreement described in Item 3 above along with any permitted conversion of Preferred Shares into Common Shares, none of the Reporting Persons have any present plans or proposals which relate to or would result in:

                           (a) the acquisition by any person of additional
securities of BRT, or the disposition of securities of BRT;

                           (b) an extraordinary corporate transaction, such as a
merger, reorganization or liquidation involving BRT or any of its subsidiaries;

                           (c) a sale or transfer of a material amount of assets
of BRT or any of its subsidiaries;


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                           (d) any change in the present board of directors or
management of BRT, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

                           (e) any material change in the present capitalization
or dividend policy of BRT;

                           (f) any other material change in BRT's business or
corporate structure;

                           (g) any change in BRT's Declaration of Trust or
bylaws or any other action which may impede the acquisition or control of BRT by any other person;

                           (h) causing a class of securities of BRT to be
delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                           (i) a class of equity securities of BRT becoming
eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

                           (j) any action similar to those enumerated in (a) -
(i) above.

                  Notwithstanding the foregoing, the Reporting Persons, reserve the right to attempt to effectuate such transactions in the future.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  RAI and SERS may each be deemed to be the beneficial owner of an aggregate of 943,987 Common Shares. Based upon the 2,733,554 Common Shares outstanding as of October 31, 1996 as reported in BRT's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and treating as outstanding (i) the 543,977 Common Shares issuable upon conversion of a portion of the Preferred Shares (based upon the limitations described in the paragraph below), and (ii) the 400,000 Common Shares issuable upon exercise of the Warrant, RAI and SERS may each be deemed to be the beneficial owner of 30.1% of the Common Shares.

                  Each Preferred Share is convertible into ten Common Shares, subject to certain adjustments. However, the Preferred Shares may only be converted into Common Shares to the extent that the amount of Common Shares issuable upon conversion when added to the Common Shares issued to RAI, as voting trustee of the Voting Trust, pursuant to certain prior transactions, do not exceed 19.9% of BRT's outstanding Common Shares as of October 31, 1996. The balance of the Preferred Shares may be converted (and upon notice from BRT must be converted) upon approval (the "Shareholder Approval") of the holders of BRT's Common Shares of unlimited conversion of Preferred Shares.


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
                  The Preferred Shares generally vote together with the Common Shares on an as-converted basis and are generally entitled to an amount of dividends equal to the dividends that would be payable with respect to the Common Shares issuable upon conversion thereof (the "Conversion Shares"). If, however, Shareholder Approval has not been received by June 30, 1997, the amount of dividends payable to the holders of Preferred Shares that are paid on or after July 1, 1997 and prior to the Shareholder Approval shall be an amount equal to 120% of the dividends or distributions that would be payable with respect to the Conversion Shares.

                  At any time after July 1, 1998, if the Shareholder approval has not been obtained, the holder of Preferred Shares may require BRT to redeem or any portion of the Preferred Shares at a price per share equal to the greater of (i) the product of $5.50 (plus 8% interest on such amount) less the amount of distributions multiplied by the number of Common Shares issuable upon conversion of each Preferred Share or (ii) the product of the current market price of a Preferred Share multiplied by the number of Common Shares issuable upon conversion of each Preferred Share.

                  No executive officer, director or controlling person of RAI or SERS beneficially owns any Common Shares.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  A.       Voting Trust Agreement

                           The Voting Trust Agreement dated November 6, 1996
among BRT, SERS, as shareholder, and RAI, as voting trustee, provides for the establishment of a voting trust in which the voting trustee possesses and has the exclusive right, except as otherwise expressly limited in that agreement, to exercise all voting rights and powers in respect of all shares of BRT deposited under that agreement, for any and every purpose, and to take part in or consent to any corporate or shareholders' action of any kind whatsoever as absolute owner of such shares. In addition, RAI is appointed attorney-in-fact to exercise all rights of SERS with respect to the issuance and ownership of BRT's securities and the agreements relating thereto. The Voting Trust Agreement has a term of 10 years that may be terminated earlier at any time by execution and acknowledgment of a deed of termination by SERS.

                  B.       Standstill Agreement

                           RAI, as voting trustee of the Voting Trust, and BRT
have entered into a Standstill Agreement dated as of November 14, 1996 pursuant to which, during the term of the Standstill Agreement, RAI will not: (i) make or participate in any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A promulgated pursuant to the Securities Exchange Act of
1934) or become a "participant" in any "election contest" (as such terms are used in Regulation 14A) with respect to BRT; (ii) seek or encourage any third person to vote Common Shares in opposition to the recommendation of a majority of the Board of Trustees of


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
BRT; (iii) propose any amendment to the Declaration of Trust of BRT; or (iv) assist any attempt by any other person or entity to do any of the foregoing. Additionally, RAI agrees to vote all shares beneficially owned by it in accordance with the recommendations of a majority of the Board of Trustees of BRT on any matter submitted to a vote of shareholders other than on any of the following matters: (1) a merger, consolidation or liquidation of BRT or a sale by BRT of all or substantially all of its assets; (2) any amendment to the BRT's Declaration of Trust; (3) the nomination of a new member to the Board of Trustees of BRT; (4) BRT's incurring debt as a result of which the aggregate principal amount of its debt at the time of incurrence would exceed BRT's equity market capitalization; and (5) any related party transaction as defined in that agreement. Without the prior written approval of RAI during the term of the Standstill Agreement, BRT shall not effect any of the proceeding matters without first obtaining approval thereof by shareholders in accordance with its Declaration of Trust and applicable law. RAI is restricted from disposing of any shares held by it except (a) in transactions under Rule 144, (b) in a private transaction to any person who is not then a business competitor of BRT and who, immediately following such transaction, would own less than 5% of the outstanding Common Shares, (c) in response to a bona fide third party tender or exchange offer for at least 80% of the outstanding Common Shares and supported by a majority of the Board of Trustees, (d) in a merger or statutory share exchange pursuant to which ownership of BRT is acquired by a third party or (e) pursuant to incidental registration rights of RAI pursuant to a Registration Rights Agreement (described below) between RAI and BRT. During the term of the Standstill Agreement, RAI also agreed to enter into a customary "lock-up" letter upon request of the underwriters in connection with any public equity offering of BRT provided that the duration of such lock-up does not exceed 180 days and that all other holders of in excess of 10% of the outstanding Common Shares and all trustees and executive officers of BRT execute a substantially similar letter. Notwithstanding anything to the contrary therein, RAI is permitted to pledge any and all of its shares to secure up to $15 million in borrowings.

                  The term of the Standstill Agreement will end or the earlier of (i) the second anniversary of its date or (ii) the date on which RAI owns less than 20% of the Common Shares (assuming conversion of all outstanding Preferred Shares). RAI also has the right to terminate the Standstill Agreement at any time after one year from the date of that agreement if certain financial conditions occur or if BRT acquires any property other than through its operating partnership.

                  C.       Voting Agreement

                           RAI, as voting trustee of the Voting Trust, and
certain other shareholders of BRT entered into a Voting Agreement dated as of November 14, 1996 pursuant to which each of the parties thereto agree to vote all shares of BRT registered in their respective names, including, but not limited to Common Shares acquired upon exercise of warrants, in all matters submitted to shareholders of BRT for approval in accordance with Section 7.7 of the Securities Purchase Agreement. That section provides for shareholders to approve the unlimited conversion and exchange of all Preferred Shares held by RAI, as voting trustee, in compliance with all American Stock Exchange rules, regulations and requirements.


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
                  D.       Pledge Agreement

                           RAI, as voting trustee of the Voting Trust, and BRT
have also entered into a Pledge Agreement pursuant to which RAI has pledged 90,909 Preferred Shares (which are convertible, subject to certain adjustments, into 909,090 Common Shares) to BRT as collateral security for any and all liability of RAI or the subsidiaries of SERS which transferred properties to BRT, arising out of the Contribution Agreement or the Securities Purchase Agreement. Unless an event of default, as defined in the Pledge Agreement, as occurred, RAI maintains the right to exercise all voting and other rights with respect to the pledged shares. RAI may dispose of the pledged shares provided that BRT receives a security interest in the proceeds of those shares or such other collateral as is satisfactory to BRT in its reasonable discretion. The term of the Pledge Agreement will end on the later of (i) the second anniversary of its date and (ii) the date a claim made prior to the second anniversary of the date of the agreement is resolved.

                  E.       Registration Rights Agreement

                           BRT and RAI, as voting trustee of the Voting Trust,
also entered into a Registration Rights Agreement dated as of November 6, 1996 which provides that, at the request of the Voting Trust or other holder of Registerable Securities (as defined in that agreement), BRT will, at its expense, register up to two underwritten distributions of all Common Shares acquired by RAI, as voting trustee of the Voting Trust, from any source and provide for an annual shelf registration of such Common Shares for sale at the market through brokers' transactions or other transactions that do not involve an underwritten public offering; provided, however, that BRT will not be obligated to pay the expenses of an underwritten offering during the first twelve months after the date of that agreement. The holders of Registerable Securities will also be entitled to "piggyback" on BRT's registrations of its Common Shares. In connection with such registrations, BRT and the selling shareholders will mutually indemnify each other against certain liabilities, including liabilities under the federal securities laws.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit                                     Description                                    Page
         -------                                     -----------                                    ----

         Exhibit A         Identity and Background                                                   12

         Exhibit B         Contribution Agreement (incorporated by reference
                           to Exhibit 10.41 to BRT's Registration Statement on
                           Form S-11, File No. 333-13969, initially filed with
                           the Securities and Exchange Commission on October 11,
                           1996.)

         Exhibit C         Securities Purchase Agreement (incorporated by
                           reference to Exhibit 10.42 to BRT's Registration
                           Statement on Form S-11, File No. 333-13969, initially
                           filed with the Securities and Exchange Commission on
                           October 11, 1996.)


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

         Exhibit D         Voting Trust Agreement                                                    13

         Exhibit E         Standstill Agreement (incorporated by reference to
                           Exhibit 10.44 to BRT's Registration Statement on Form
                           S-11, File No. 333-13969, initially filed with the
                           Securities and Exchange Commission on October 11,
                           1996.)

         Exhibit F         Voting Agreement (incorporated by reference to
                           Exhibit 10.47 to BRT's Registration Statement on Form
                           S-11, File No. 333-13969, initially filed with the
                           Securities and Exchange Commission on October 11,
                           1996.)

         Exhibit G         Pledge Agreement (incorporated by reference to
                           Exhibit 10.46 to BRT's Registration Statement on Form
                           S-11, File No. 333-13969, initially filed with the
                           Securities and Exchange Commission on October 11,
                           1996.)

         Exhibit H         Registration Rights Agreement (incorporated by
                           reference to Exhibit 10.45 to BRT's Registration
                           Statement on Form S-11, File No. 333-13969, initially
                           filed with the Securities and Exchange Commission on
                           October 11, 1996.)

         Exhibit I Warrant (incorporated by reference to Exhibit 10.43 to BRT's Registration Statement on Form S-11, File
                           No. 333-13969, initially filed with the Securities and Exchange Commission on October 11, 1996.)


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                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf of each of the reporting persons herein.

Dated:  November 22, 1996

                                              RAI REAL ESTATE ADVISERS,
                                              INC., as voting trustee of
                                              a Voting Trust dated
                                              November 6, 1996.


                                              By: /s/ Richard K. Layman
                                                  -----------------------------
                                              Richard K. Layman, President

                                              COMMONWEALTH OF PENNSYLVANIA
                                              STATE EMPLOYEES' RETIREMENT SYSTEM

                                              By: /s/ John Brosius
                                                  -----------------------------
                                              Name:   John Brosius
                                              Title:  Executive Director


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